100 King Street West, Suite 5700, Toronto, Ontario, Canada, M5X 1C7
Tel: +1 (416) 915-4149

444 Cedar Street, Suite 2060, St. Paul, MN 55101
Tel: +1 (651) 389-4100

www.polymetmining.com

TSX: POM, NYSE MKT: PLM

NEWS RELEASE	2016-07

POLYMET SUBMITS WATER-RELATED PERMIT APPLICATIONS TO THE STATE

Repays Iron Range Resources and Rehabilitation Board Loan

St. Paul, Minn., July 11, 2016 – PolyMet Mining Corp. TSX: POM; NYSE MKT: PLM announced today that its wholly-owned subsidiary, Poly Met Mining, Inc. (together “PolyMet” or the “Company”) has submitted applications for water-related permits required to construct and operate its NorthMet copper-nickel-precious metals project located in northeastern Minnesota. PolyMet also reported it has repaid the $5.1 million loan including accrued interest from the Iron Range Resources and Rehabilitation Board, a development agency created by the State of Minnesota.

“Formal submission of water-related permit applications is another important milestone for PolyMet and the NorthMet Project,” said PolyMet President and CEO Jon Cherry. “We recognize that water is one of Minnesota’s most valuable resources and we have taken extra time and effort to ensure that our permit applications detail the ways in which we will protect this resource and meet the various regulatory standards required for Minnesota’s first copper-nickel mine.” He added, “we expect to submit air-related and Permit to Mine applications in the coming weeks.”

The permit applications submitted today include:

•

Water quality permit – the National Pollutant Discharge Elimination System/State Disposal System (NPDES/SDS) permit establishes the terms and conditions that must be met, including monitoring, when a facility discharges to surface or groundwater of the state.

•	Water use permit – the water appropriation permit is needed for withdrawing or using water from a surface or groundwater source for the project.
•

Dam safety permits – the permits outline the design, construction, and operating parameters to ensure long-term safe and stable operations of facilities with water impoundments, such as the tailings basin.

Following the process laid out in the April 19, 2016 pre-application public meeting in Aurora, Minnesota, permit applications will be posted on www.mn.gov/polymet. The website also provides information about the permitting process for the Minnesota Pollution Control Agency and the Minnesota Department of Natural Resources.

“We have been deliberate in preparing our formal permit applications to ensure they are complete and align with the Final Environmental Impact Statement so that the agencies can process their reviews as expeditiously and efficiently as possible,” Cherry said.

IRRRB loan repaid

When the land exchange was incorporated into the federal and state Environmental Impact Statement process, PolyMet acquired high-quality forest lands that will be exchanged for surface land above and around the NorthMet mineral rights. Those land purchases were financed, in part, with a loan from the IRRRB. PolyMet has repaid the original principal together with accrued interest totaling $5.1 million. Therefore the lands to be exchanged are now unencumbered, which will facilitate the exchange once the U.S. Forest Service issues its Final Record of Decision – the draft ROD was issued in November 2015 indicating the exchange was in the public interest.

“Repaying the IRRRB loan in full is an example of PolyMet’s commitment to the local community, the state, the environment, and our investors,” Cherry said. “We are sincerely grateful for the continued encouragement and support we get from Iron Rangers, the Range delegation, and business and labor communities statewide.”

* * * * *

About PolyMet
PolyMet Mining Corp. (www.polymetmining.com) is a publicly-traded mine development company that owns 100 percent of Poly Met Mining, Inc., a Minnesota corporation that controls 100 percent of the NorthMet copper-nickel-precious metals ore body through a long-term lease and owns 100 percent of the Erie Plant, a large processing facility located approximately six miles from the ore body in the established mining district of the Mesabi Iron Range in northeastern Minnesota. Poly Met Mining, Inc. has completed its Definitive Feasibility Study. The NorthMet Final EIS was published in November 2015, preparing the way for operating permits to construct and operate the mine. NorthMet is expected to require approximately two million hours of construction labor, creating approximately 360 long-term jobs, a level of activity that will have a significant multiplier effect in the local economy.

For further information, please contact:

Media
Bruce Richardson
Corporate Communications
Tel: +1 (651) 389-4111
brichardson@polymetmining.com

Investor Relations
Jenny Knudson
Investor Relations
Tel: +1 (651) 389-4110
jknudson@polymetmining.com

PolyMet Disclosures

This news release contains certain forward-looking statements concerning anticipated developments in PolyMet’s operations in the future. Forward-looking statements are frequently, but not always, identified by words such as“expects,” “anticipates,” “believes,” “intends,” “estimates,” “potential,” “possible,” “projects,” “plans,” and similar expressions, or statements that events, conditions or results “will,” “may,” “could,” or “should” occur or be achieved or their negatives or other comparable words. These forward-looking statements may include statements regarding the ability to receive environmental and operating permits, job creation, or other statements that are not a statement of fact. Forward-looking statements address future events and conditions and therefore involve inherent known and unknown risks and uncertainties. Actual results may differ materially from those in the forward-looking statements due to risks facing PolyMet or due to actual facts differing from the assumptions underlying its predictions.

PolyMet’s forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made, and PolyMet does not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations and opinions should change.

Specific reference is made to PolyMet’s most recent Annual Report on Form 20-F for the fiscal year ended January 31, 2016 and in our other filings with Canadian securities authorities and the U.S. Securities and Exchange Commission, including our Report on Form 6-K providing information with respect to our operations for the three months ended April 30, 2016, for a discussion of some of the risk factors and other considerations underlying forward-looking statements.

The TSX has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.